Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, NY 10017
Tel (212) 759-3300	Fax (212) 753-7673

Sonia Low
Direct Dial: 212-508-9317
E-Mail: low@dssvlaw.com

December 10, 2007

VIA EDGAR

John Stickel, Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Nevada Gold & Casinos, Inc. Schedule 14A filed on November 30, 2007 File No. 001-15517

Dear Mr. Stickel:

On behalf of our client, Nevada Gold & Casinos, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Company expects to release the Proxy Statement to its stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to comments received from the Staff conveyed by a letter dated December 6, 2007 relating to the Company’s Proxy Statement filed on November 30, 2007. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

General

1. Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. For example, provide us with the information presented to the board by management that is referenced in factor (iv) on page 14.

On behalf of the Company, we have sent via mail to you under separate cover copies of the documentation provided to the board of directors and management in connection with the proposed transaction.

Recommendation of the Board of Directors, page 14

2. Please explain whether the board obtained a fairness opinion prior to making its determination that the Unit Purchase Agreement and the contemplated transactions were fair and in the best interests of the company and its stockholders. If not, revise to state that a fairness opinion was not obtained or relied upon by the board. If so, please expand your disclosure to discuss the fairness opinion and the board’s examination of it.

The Company has revised the disclosure on page 14 of the Proxy Statement in response to the Staff’s comment to expressly state that the board of directors did not obtain or rely upon a fairness opinion by an investment bank.

Representations and Warranties, page 18

3. If true, please revise to provide a representation that the Unit Purchase Agreement is not contingent on Casino America or Isle of Capri obtaining financing.

The Company represents that the closing of the transaction is not contingent upon the purchaser obtaining financing.

In connection with responding to the Staff’s comments, the Company acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Sonia Low
of DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

Cc:	Ernest E. East General Counsel, Nevada Gold & Casinos, Inc